UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended June 30, 2017

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____ TO ____

Commission file number 0-11559

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

KEY TRONIC CORPORATION
4424 North Sullivan Road
Spokane Valley, WA 99216

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Pages
Report of Independent Registered Public Accounting Firm	3

Audited Financial Statements
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6-10

Supplemental Schedule
Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)	11

Signature	12

Note:    Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

To the Compensation and Administrative Committee
Key Tronic 401(k) Retirement Savings Plan
Spokane Valley, Washington

We have audited the accompanying statements of net assets available for benefits of the Key Tronic 401(k) Retirement Savings Plan (the “Plan”) as of June 30, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Spokane, Washington
December 21, 2017

Key Tronic
401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

June 30,	2017	2016
Assets:
Investments at fair value	$29,531,915	$25,804,270
Participant directed brokerage accounts at fair value	1,234,622	826,325
Total investments at fair value	30,766,537	26,630,595

Receivables:
Employer contribution receivable	18,824	21,539
Notes receivable from participants	367,705	409,519
Total receivables	386,529	431,058

Net assets available for benefits	$31,153,066	$27,061,653

See accompanying notes to financial statements.

Key Tronic
401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years ended June 30,	2017	2016

Changes in net assets available for benefits attributed to:

Investment income (loss):

Net appreciation (depreciation) in fair value of investments:	$3,961,164	$(3,146,402)
Dividend and interest income	211,226	1,753,511
Total net investment income (loss)	4,172,390	(1,392,891)

Interest income from notes receivable from participants	15,972	19,417

Contributions:
Employer	626,484	605,510
Participant	1,594,223	1,227,896
Total contributions	2,220,707	1,833,406

Distributions:
Benefits paid to participants	2,278,153	3,334,018
Administrative expenses	39,503	2,699
Total distributions	2,317,656	3,336,717

Net increase (decrease) in net assets available for benefits	4,091,413	(2,876,785)

Net assets available for benefits:
Beginning of year	27,061,653	29,938,438

End of year	$31,153,066	$27,061,653

See accompanying notes to financial statements.

Key Tronic
401(k) Retirement Savings Plan

Notes to Financial Statements

Note 1. Plan Description
The following summary description of the Key Tronic 401(k) Retirement Savings Plan (the Plan) provides general information only. Participants should refer to the Plan document for more complete information.
General: The Plan is a defined contribution plan established by Key Tronic Corporation (the Company or the Employer) effective July 1, 1993, as a merger of the Key Tronic Corporation Employee Stock Ownership Plan (ESOP) into the Key Tronic Corporation Variable Investment Plan, which was amended and restated effective July 1, 2009. The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all subsequent statutory revisions thereto, was created for the benefit of all eligible employees of the Company and subsidiaries. Effective July 1, 2003, the Plan became a Safe Harbor 401(k) Plan. A Safe Harbor 401(k) Plan complies with Code Section 401(k)(12) which permits the Plan to automatically meet the nondiscrimination requirements of the Code, therefore eliminating annual nondiscrimination testing of salary deferral and matching contributions. On December 6, 2016, the Plan underwent a change in recordkeeper and transfer of assets to Wells Fargo Bank, N.A. establishing the Plan and Trust under Wells Fargo Bank, N.A. Defined Contribution Volume Submitter Plan and Trust.
Eligibility: Employees that are U.S. residents are eligible to participate in the Plan when they have attained age 21, and may enter the Plan on the first day of the month following the date the employee satisfies the eligibility requirements. If the employee meets the age requirement upon hire, participation in the Plan will then begin on the first day of the month following the date of hire. Leased employees, internship employees and certain employees covered by a collective bargaining agreement are ineligible for Plan participation.
Contributions: Eligible participants may make voluntary pre-tax and after-tax contributions of their base compensation of up to 75% of compensation each pay period, subject to certain statutory limits. Participant contributions made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (IRC) are excluded from the participant’s current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant makes a withdrawal from the Plan.
Participants may also choose to make contributions on an after-tax basis through a Roth 401(k) option. Contributions and earnings for the Roth 401(k) option are not subject to taxation at the time of distribution, as long as the distribution is a “qualified distribution” made no earlier than five years after the first Roth 401(k) contribution to the Plan. A qualified distribution is a distribution after separation of service and due to death, disability or after age 59½. The participant’s contribution rate may be adjusted at the discretion of the Plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits.
Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans provided that certain conditions are met.
The Company’s matching contribution is equal to 100% up to 3% of a participant’s contributed compensation and 50% up to the next 2% of a participant’s contributed compensation, for a total of 4% if a participant contributes at least 5%. The Company made matching contributions of $626,484 and $605,510 for the years ended June 30, 2017 and 2016, respectively.
Participant Accounts: Individual accounts are maintained for each participant. Participants may designate that their contributions and account balances be invested in any combination of several available investment alternatives. Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, and Plan earnings of their individual account. Plan earnings are directly credited to participant accounts.

Notes Receivable from Participants: Participants may borrow from a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have only one loan outstanding at a time. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates at the loan origination date (which approximate prime plus 1%), as determined by the Plan administrator. Interest rates on loans outstanding at June 30, 2017 maintain a rate of 4.25% - 5.25%. Principal and interest are paid ratably through payroll deductions. Additional payments may be made at any time by check. At June 30, 2017, loans outstanding mature at various dates through 2025.
Vesting: All participants are immediately 100% vested in both employee and Employer contributions.
Distribution of Benefits: Participants are eligible to receive benefits upon termination of employment, attaining the age of 59½, or as hardship withdrawals subject to certain requirements. The account balance of a participant who dies, while a participant of the Plan, will be paid to the participant’s designated beneficiary. Benefits are paid under various options as defined in the Plan document. Following a hardship withdrawal, a participant’s elective deferrals are suspended for a period of at least six months.
Administrative Expenses: Though not required to or guaranteed in the future, the majority of fees and expenses incurred for administration of the Plan are paid by the Participant. Participants are charged a fee for certain services such as loan processing and redemption fees on the sale of certain funds prior to a holding period being met.
Administration of the Plan: The Plan is administered by the Compensation and Administrative Committee of the Employer’s Board of Directors and an administrative committee consisting of management personnel. Empower Retirement, a division of JP Morgan Chase, was the recordkeeper and trustee of the Plan from July 1, 2016 through December 6, 2016. The Plan underwent a change in recordkeeper and transfer of assets to Wells Fargo Bank, N.A. on December 6, 2016, establishing the Plan and Trust under Wells Fargo Bank, N.A. Defined Contribution Volume Submitter Plan and Trust. Wells Fargo Bank, N.A., is the current recordkeeper and trustee of the Plan.
Note 2. Summary of Basis of Accounting
Accounting Policies: The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition: The Plan's investments are reported at fair value, including the common collective trust, which holds indirect investments in fully benefit-responsive investment contracts.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
At June 30, 2017, the Plan had no unfunded commitments related to the common collective funds. The redemption of common collective fund units are subject to the preference of individual Plan participants and there are no restrictions on the timing of redemption. However, participant redemptions may be subject to certain redemption fees.
Notes Receivable from Participants: Notes receivable from participants are valued at their unpaid principal balance plus accrued interest.
Payment of Benefits: Benefits are recorded when paid.
Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could materially differ from those estimates.
Risks and Uncertainties: The Plan provides for various investment options in any combination of money market funds, mutual funds, Company common stock and participant-directed brokerage accounts. Investment securities of these types are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

The fair value of the Plan’s investment in Key Tronic Corporation common stock amounted to $1,099,595 and $1,359,880 as of June 30, 2017 and 2016, respectively. For risks and uncertainties regarding Key Tronic Corporation, participants should refer to the September 30, 2017, Form 10-Q of Key Tronic Corporation filed with the Securities and Exchange Commission.
The Plan’s investment options include funds that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Note 3. Fair Value Measurements
ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer the liability (an exit price) in an orderly transaction between market participants. It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy within ASC 820 distinguishes between three levels of inputs that may be utilized when measuring fair value, consisting of level 1 inputs (using quoted prices in active markets for identical assets or liabilities), level 2 inputs (using inputs other than level 1 prices, such as quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability) and level 3 inputs (unobservable inputs supported by little or no market activity based on the Plan's own assumptions used to measure assets and liabilities). A financial asset’s or liability’s classification within this hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The Plan has not made any changes in its valuation techniques used at June 30, 2017 and 2016.
The following table summarizes the Plan's assets measured at fair value on a recurring basis as of June 30, 2017:

	June 30, 2017
				Total Fair
	Level 1	Level 2	Level 3	Value
Investments:

Mutual funds	$15,571,724	$—	$—	$15,571,724
Key Tronic Corporation common stock	1,099,595	—	—	1,099,595
Participant directed brokerage accounts	1,234,622	—	—	1,234,622
Total assets in the fair value hierarchy	17,905,941	—	—	17,905,941
Investments measured at net asset value (a)	—	—	—	12,860,596
Investments at fair value	$17,905,941	$—	$—	$30,766,537

The following table summarizes the Plan's assets measured at fair value on a recurring basis as of June 30, 2016:

	June 30, 2016
				Total Fair
	Level 1	Level 2	Level 3	Value
Investments:

Mutual funds	$21,557,158	$—	$—	$21,557,158
Key Tronic Corporation common stock	1,359,880	—	—	1,359,880
Participant directed brokerage accounts	826,325	—	—	826,325
Total assets in the fair value hierarchy	23,743,363	—	—	23,743,363
Investments measured at net asset value (a)	—	—	—	2,887,232
Investments at fair value	$23,743,363	$—	$—	$26,630,595

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Note 4. Party-in-Interest
Certain Plan investments are managed by Wells Fargo. Wells Fargo holds and invests the Plan’s assets and therefore, these transactions qualify as party-in-interest transactions. In addition, the investments in the Company’s common stock and notes receivable from participants are also considered party-in-interest transactions. Additional disclosures on party-in-interest transactions are located on Supplemental Schedule H Part IV, Line 4i, Schedule of Assets (Held at End of Year).
Note 5. Termination of the Plan
Although it has not expressed any intent to do so, the Employer has the right to discontinue contributions and terminate the Plan by action of the Board of Directors, subject to the provisions of ERISA. Upon termination, all assets remaining in the Plan will be distributed to the participants in accordance with participant account values as of the date of termination.
Note 6. Tax Status
The Internal Revenue Service has determined and informed the Employer by a letter dated February 26, 2016, that the Plan was designed in accordance with the applicable requirements of the Internal Revenue Code (IRC). Accordingly, the accompanying financial statements do not reflect a provision for income taxes for the Plan. The Plan has since adopted a Volume Submitter Plan and Trust established under Wells Fargo Bank, N.A. Defined Contribution Volume Submitter Plan and Trust. Well Fargo Bank, N.A. received an Advisory Letter for the Internal Revenue Service, dated March 31, 2014, indicating the Plan is exempt.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of June 30, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the Plan year ended June 30, 2014.
Note 7. Subsequent Events
The Plan has evaluated subsequent events through the date these financial statements were available to be issued on December 21, 2017, and determined that there are no subsequent events that require recognition or disclosure in these financial statements.

Key Tronic
401(k) Retirement Savings Plan

Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)
June 30, 2017

EIN: 91-0849125
Plan Number: 001
Form 5500

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(d) Cost	(e) Fair Value
Common/collective trust fund:
*	WF/MFS VALUE CIT F	308,377	units	**	6,478,883
*	COMMINGLED PENS/STABLE ASSET IN FD	5,872	units	**	2,473,436
*	WF/BLACKROCK S&P 500 INDEX CIT F	105,754	units	**	2,036,299
*	WF CORE BOND CIT F	151,915	units	**	1,685,888
*	WF STABLE RETURN FUND F	17,564	units	**	186,090
					12,860,596

Mutual Funds:
	T ROWE PRICE BLUE CHIP-I #429	49,439	mutual fund shares	**	4,287,313
	VANGUARD LIFESTRATEGY MOD GRTH#914	100,529	mutual fund shares	**	2,582,578
	VANGUARD LIFESTRATEGY GR FD #122	68,187	mutual fund shares	**	2,130,149
*	JPMORGAN SMALL CAP EQTY-R6 #4713	33,358	mutual fund shares	**	1,862,395
	AMERICAN FUNDS EUROPAC GRTH R6 #2616	23,533	mutual fund shares	**	1,221,826
	HARBOR INTERNATION FD INST #2011	14,815	mutual fund shares	**	1,004,482
	VANGUARD LIFESTRAT CONSRV GRTH #724	48,373	mutual fund shares	**	932,150
	VANGUARD TG RETIREMENT 2025 #304	41,838	mutual fund shares	**	737,605
	VANGUARD TG RETIREMENT 2030 #695	11,196	mutual fund shares	**	354,911
	VANGUARD TG RETIREMENT 2035 #305	8,681	mutual fund shares	**	168,319
	VANGUARD TG RETIREMENT 2020 #682	3,906	mutual fund shares	**	118,109
	VANGUARD TG RETIREMENT 2045 #306	2,762	mutual fund shares	**	57,528
	VANGUARD TG RETIREMENT 2050 #699	1,312	mutual fund shares	**	43,952
	VANGUARD TARGET RETIREMENT FUND #308	2,090	mutual fund shares	**	27,651
	VANGUARD TG RETIREMENT 2015 #303	1,457	mutual fund shares	**	22,372
	VANGUARD TG RETIREMENT 2040 #696	387	mutual fund shares	**	12,859
	VANGUARD TG RETIREMENT 2055 #1487	160	mutual fund shares	**	5,800
	VANGUARD TARGET RETIRE 2060 #1691	54	mutual fund shares	**	1,725
	Total Mutual Funds				15,571,724

*	Key Tronic Corporation Common Stock	180,595	shares	**	1,099,595

Participant Directed Brokerage Accounts:
*	Securities Held by Wells Fargo	various	units	**	1,234,622
*	Notes Receivable from Participants	45 loans to participants with interest rate of 4.25% - 5.25%, due through 2025		**	367,705
	Total				$31,134,242

*    Party-in-interest as defined by ERISA
**    Cost of participant-directed investments is not required to be disclosed under ERISA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation and Administrative Committee, responsible for administration of the Key Tronic 401(k) Retirement Savings Plan has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane Valley, State of Washington, on December 21, 2017.

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

By: /s/ Brett R. Larsen
Name: Brett R. Larsen
Title: Member of Plan Compensation and Administrative Committee